Exhibit 99.1

Investor Contacts

Alcobra Investor Relations

IR@alcobra-pharma.com

ALCOBRA ANNOUNCES SECOND QUARTER 2017 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Tel Aviv, Israel – August 11, 2017 – Alcobra Ltd. (NasdaqGM: ADHD) today announced financial results for the three and six months ended June 30, 2017, and provided a corporate update.

Second Quarter and Recent Corporate Updates:

•	On June 23, 2017, Alcobra announced that it had established a Special Committee of the Board of Directors to explore and evaluate strategic alternatives focused on maximizing shareholder value.
•	Alcobra also announced that it had engaged Ladenburg Thalmann & Co. Inc. to act as its strategic financial advisor for the process.
•	As part of the strategic process, the Company is also exploring the best path forward with its clinical assets, ADAIR (Abuse-Deterrent Amphetamine Immediate-Release) and MDX (Metadoxine Extended Release), including monetization and partnering.
•	The strategic alternatives process is progressing according to plan.
•	The Company has also taken significant action to streamline its operations in order to preserve capital, including a 65% reduction in force. As part of the recent reduction in force, Dr. Jonathan Rubin, the Company’s Chief Medical Officer, will be stepping down effective September 11, 2017.
•	On June 12, 2017, Alcobra announced that it has entered into a cooperation agreement with Brosh Capital Partners L.P. and certain of its affiliates in connection with, among other things, Alcobra's 2017 Annual General Meeting of Shareholders.
•	Pursuant to the agreement, Alcobra appointed two new directors, Mr. Amir Efrati and Mr. Yuval Yanai, to the Alcobra Board of Directors.
•	The parties also agreed that the Company's upcoming Annual General Meeting (“AGM”) would be postponed until September 1, 2017, and, if needed, further postponed as long as Alcobra's strategic review process is ongoing and satisfactory to both parties.
•	The parties have agreed that the AGM will be postponed until October 19, 2017, based on continued progress on the strategic process.

Second Quarter Ended June 30, 2017 Financial Results:

•	Cash, marketable securities, and deposits totaled $41.2 million at June 30, 2017 and compared with $45.3 million at March 31, 2017 and $50.2 million at December 31, 2016.
•	Total operating expenses in the second quarter of 2017 were $3.8 million, compared with $5.9 million in the second quarter of 2016.
•	Research and development (R&D) expenses in the second quarter of 2017 were $1.4 million, compared with $4.2 million in the second quarter of 2016. The decline in R&D expenses is mainly driven by the termination of the Phase III study in MDX for Adult ADHD.
•	General and administrative (G&A) expenses in the second quarter of 2017 were $2.1 million, compared with $1.4 million in the second quarter of 2016. G&A expenses in the second quarter of 2017 include charges of $1.2 million associated with the reduction in force, expenses related to the strategic process, and legal fees in response to shareholder-activism, as well as $0.2 million in non-cash share-based compensation.

About Alcobra
Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of new medications. For more information, please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward-looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding evaluating strategic opportunities, exploring the best path forward with clinical assets, continued decrease in operating expenses and timing of the company’s annual shareholders meeting. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

# # #

Alcobra Ltd.

Consolidated Statements of Comprehensive Loss

(In thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$1,443	$4,182	$3,503	$7,544
Pre commercialization expenses	289	334	682	746
General and administrative	2,091	1,402	3,271	2,860

Total operating expenses	3,823	5,918	7,456	11,150

Financial income, net	(144)	(152)	(269)	(324)

Loss before taxes on income	3,679	5,766	7,187	10,826
Tax on income	12	22	24	48

Net loss attributable to holders of Ordinary shares	$3,691	5,788	7,211	10,874

Unrealized gain on available-for-sale marketable securities	1	5	3	5

Total comprehensive loss	$3,690	$5,783	$7,208	$10,869

Net basic and diluted loss per share	$(0.13)	$(0.21)	$(0.26)	$(0.39)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,795	27,562,795	27,562,795	27,562,517

Alcobra Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	June 30, 2017	December 31, 2016
	(Unaudited)
Current assets:
Cash and cash equivalents	$3,568	$2,304
Short-term bank deposits	26,000	33,000
Marketable securities	11,620	14,938
Prepaid expenses and other receivables	933	1,057

Total current assets	42,121	51,299

Long-term assets:
Other long-term assets	20	29
Property and equipment, net	210	240

Total long-term assets	230	269

Total assets	$42,351	$51,568

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$19	$528
Accrued expenses and other liabilities	1,638	3,812

Total current liabilities	1,657	4,340

Shareholders’ equity:
Ordinary shares	74	74
Additional paid-in capital	143,454	142,780
Accumulated other comprehensive loss	(3)	(6)
Accumulated deficit	(102,831)	(95,620)

Total shareholders’ equity	40,694	47,228

Total liabilities and shareholders’ equity	$42,351	$51,568

Alcobra Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,691)	$(5,788)	$(7,211)	$(10,874)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	18	37	33
Amortization of premium on marketable securities	23	41	50	41
Stock based compensation	155	578	674	1,314
Change in operating assets and liabilities:
Prepaid expenses and other receivables	(12)	261	124	448
Other long-term assets	7	(13)	9	(60)
Trade payables	(469)	27	(509)	81
Accrued expenses and other liabilities	(64)	770	(2,174)	474

Net cash used in operating activities	(4,036)	(4,106)	(9,000)	(8,543)

Cash flow from investing activities:
Purchase of property and equipment	(6)	(2)	(7)	(25)
Proceeds from (Investment in) marketable securities	(64)	(10,676)	3,271	(14,415)
Proceeds from maturity of marketable securities	-	145	-	145
Proceeds from call redemption of marketable securities	-	245	-	245
Proceeds from short-term bank deposit	3,000	16,000	7,000	21,022

Net cash provided by investing activities	2,930	5,712	10,264	6,972

Cash flow from financing activities:
Exercise of options	-	-	-	6

Net cash provided by financing activities	-	-	-	6

Increase (decrease) in cash and cash equivalents	(1,106)	1,606	1,264	(1,565)

Cash and cash equivalents at the beginning of the period	4,674	13,487	2,304	16,658

Cash and cash equivalents at the end of the period	$3,568	$15,093	$3,568	$15,093